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Form 12b-25 (Official Text)
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Facing Page
Part 1  -  REGISTRANT INFORMATION
Part II -  Rules 12b-25(b) AND (c)
Part III - NARRATIVE
Part IV -  OTHER INFORMATION
General Instructions
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                     FORM 12B-25 NOTIFICATION OF LATE FILING

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                                                           SEC FILE NUMBER
                                                           0-24031
                                                           CUSIP NUMBER
                                                           45810X102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Check One): [X]  Form 10-K   [ ]  Form 20-F  [ ]  Form 11-K  [ ]  Form 10-Q
                                 [ ] Form N-SAR

For Period Ended: December 31, 1998
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSIONS HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART 1  - REGISTRANT INFORMATION (OFFICIAL TEXT)

   Integrated Business Systems and Services, Inc.
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   Full Name of Registrant:

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   Former Name if Applicable

   115 Atrium Way, Suite 128 Address
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   Address of Principal Executive Office (Street and Number)

   Columbia, South Carolina         29223
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   City, State and Zip Code

PART II - RULES 12B-25(B) AND (C) (OFFICIAL TEXT)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [X]   (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

   [X]   (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [X]   (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


PART III- NARRATIVE (OFFICIAL TEXT)

   State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

   The filing of Form 10-KSB by Integrated Business Systems and Services, Inc., is delayed as a result of unforeseen difficulties in the completion of the Company's annual audit by Scott, Holloway & McElveen, LLP for the year ended December 31, 1998.

   In November 1998, the Company reached "general availability" of its FIS 2.0 Manufacturing Execution Management module ("MEM"). As a result of the Company's extensive effort in completing MEM, unamortized capitalized software costs increased to approximately $950,000 and $791,000 as of December 31, 1998 and September 30, 1998, respectively; from $207,000 as


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   of December 31, 1997. The significant increase in capitalized software costs increased the auditors' workload and necessitates this extension.

   The auditors were unable to begin the 1998 audit until outstanding invoices for services were satisfied. In addition, the delay in the audit start date as a result of the unsatisfied obligations necessitates this extension.

   A statement concerning this delay form the Company's auditors is included in this filing as an exhibit. The delay in this filing of Form 10-KSB could not be eliminated without unreasonable effort or expense.

PART IV - OTHER INFORMATION (OFFICIAL TEXT)

(1) Name and telephone number of person to contact in regard to this notification

           Harry P. Langley                   (803)             736-5595
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               (Name)                       (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).   [X] Yes [ ] No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject
         report or portion thereof?   [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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Integrated Business Systems and Services, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 31, 1999                             By:  /s/ HARRY P. LANGLEY
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                                                       Harry P. Langley
                                                       President and Chief
                                                       Executive Officer


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                             EXHIBIT TO FORM 12B-25


March 29, 1999

Mr. Harry Langley, CEO
Integrated Business Systems and Services, Inc.
115 Atrium Way
Suite 128
Columbia, SC 29223

Dear Mr. Langley:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated March 29, 1999.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Integrated Business Systems and Services, Inc. on or before the date the Form 10-KSB of Integrated Business Systems and Services, Inc. for the year ended December 31, 1998 is required to be filed.

Very truly yours,


/s/ Scott, Holloway & McElveen, LLP
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Scott, Holloway & McElveen, LLP